UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Collaboration and Financing with Incyte Corporation

On December 20, 2016, Merus N.V., a public company with limited liability incorporated under the laws of the Netherlands (the “Company,” “we,” and “our”), entered into a Collaboration and License Agreement (the “Collaboration Agreement”) and Share Subscription Agreement (the “Subscription Agreement”) with Incyte Corporation, a Delaware corporation (“Incyte”).

Collaboration and License Agreement

Under the terms of the Collaboration Agreement, the parties have agreed to collaborate with respect to the research, discovery and development of bispecific antibodies utilizing the Company’s proprietary bispecific technology platform. The collaboration encompasses up to 11 independent programs, including two of the Company’s current preclinical immuno-oncology discovery programs. For one of the current preclinical programs (“Program 1”), the Company retains the exclusive right to develop and commercialize products and product candidates in the United States, while Incyte has the exclusive right to develop and commercialize products and product candidates arising from such program outside the United States. For Program 1, the parties will conduct and share equally the costs of mutually agreed global development activities, and will be solely responsible for independent development activities in their respective territories. The Company has the option to co-fund development of products arising from two other programs in exchange for a share of profits in the United States, as well as the right to participate in a specified proportion of detailing activities in the United States for one of such programs. Should Program 1 fail to successfully complete IND-enabling toxicology studies, the Company would be granted an additional option to co-fund development of a program in exchange for a share of profits in the United States. If the Company exercises its co-funding option for a program, the Company would be responsible for funding 35% of the associated future global development costs and, for certain of such programs, would be responsible for reimbursing Incyte for certain development costs incurred prior to the option exercise. All products as to which the Company has exercised its option to co-fund development would be subject to joint development plans and overseen by a joint development committee, with Incyte having final determination as to such plans in cases of dispute.

For each program other than Program 1, where the Company has not elected to co-fund development or where the Company does not have such a co-funding option, Incyte is solely responsible for all costs of global development and commercialization activities. The Company retains the rights to its bispecific technology platform as well as clinical and pre-clinical candidates and future programs emerging from the Company’s platform that are outside the scope of the Collaboration Agreement.

Incyte has agreed to pay an upfront non-refundable payment of $120 million for the rights granted under the Collaboration Agreement. For each program as to which the Company does not have commercialization or co-development rights, the Company is eligible to receive up to $100 million in future contingent development and regulatory milestones and up to $250 million in commercialization milestones as well as tiered royalties ranging from 6% to 10% of global net sales. For each program as to which the Company has exercised its option to co-fund development, the Company is eligible to receive a 50% share of profits (or sustain 50% of any losses) in the United States and tiered royalties ranging from 6% to 10% of net sales of products outside of the United States. If the Company opts to cease co-funding a program as to which it exercised its co-development option, then the Company will no longer receive a share of profits in the United States but will be eligible to receive the same milestones from the co-funding termination date and the same tiered royalties described above with respect to non-co-developed programs and, depending on the stage at which the Company chose to cease co-funding development costs, additional royalties ranging up to 4% of net sales in the United States. For Program 1, for which the Company retains all commercial rights in the United States, each of the Company and Incyte is eligible to receive tiered royalties on net sales in the other party’s territory at rates ranging from 6% to 10%.

The Collaboration Agreement will continue on a program-by-program basis until the Company has no royalty payment obligations with respect to such program or, if earlier, the termination of the Collaboration Agreement or any program in accordance with the terms of the Collaboration Agreement. The Collaboration Agreement may be terminated in its entirety or on a program-by-program basis by the Company for convenience. The Collaboration Agreement may also be terminated by either party under certain other circumstances, including material breach, as set forth in the Collaboration Agreement. If the Collaboration Agreement is terminated with respect to one or more programs, all rights in the terminated programs revert to the Company, subject to payment to Incyte of a reverse royalty of up to 4% on sales of future products, if the Company elects to pursue development and commercialization of products arising from the terminated programs. The effectiveness of the Collaboration Agreement is conditioned on the early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”); provided, that, certain provisions, including those relating to conduct of business prior to effectiveness and confidentiality, became effective upon execution of the Collaboration Agreement.

Share Subscription Agreement

Pursuant to the Subscription Agreement, the Company has agreed to sell 3,200,000 (the “Shares”) of its common shares, nominal value €0.09 per share (the “Common Shares”), to Incyte at a price per share of $25.00, for an aggregate purchase price of $80 million, representing 19.9% of the pre-transaction issued and outstanding Common Shares of the Company. The consummation of the transactions contemplated by the Subscription Agreement (the “Closing Date”) is subject to the early termination or expiration of the waiting period under the HSR Act, no termination or breach that is continuing of the Collaboration Agreement, and the satisfaction or waiver of customary closing conditions.

Pursuant to the Subscription Agreement, for a specified period that may terminate earlier upon the occurrence of certain events related to the acquisition of the Company or the termination of the Collaboration Agreement (the “Standstill Period”), Incyte has agreed, subject to certain exceptions, that it will not, directly or indirectly, increase its percentage ownership of the Company’s voting securities, make or solicit proxies or seek to influence the voting of securities of the Company, seek to influence or control the management of the Company, make a proposal or offer to acquire the Company or its assets, or seek to effect a change of control of the Company or other similar extraordinary transactions.

Incyte has also agreed that for a period ending on the earlier of 18 months after the Closing Date or the end of the Standstill Period (the “Lock-Up Period”), it will not, subject to certain exceptions, sell or otherwise transfer or agree to transfer the Shares. In addition, if the Standstill Period has not been terminated early, for a period of three years after the end of the Lock-Up Period, Incyte will be restricted from selling or otherwise transferring more than one-third of the Shares during any 12-month period or ten percent of the Shares during any three-month period, unless the Company consents otherwise. Incyte has further agreed that during the Standstill Period, it will vote all of the voting securities that it holds in accordance with the recommendation of a majority of the Company’s supervisory board. However, Incyte may vote its securities at its own discretion for certain extraordinary matters, including a change in control of the Company.

The Company has also agreed to customary resale registration rights with respect to the Shares, however, any such resales will be subject to the Lock-Up Period and volume limitations on sale and transfer of the Shares described above.

The Subscription Agreement may be terminated at any time prior to the Closing Date by mutual consent or by either party if the Closing Date has not occurred within 90 days following the date of the Subscription Agreement, if it becomes unable to fulfill the closing conditions and its inability to do so is not due to such party’s failure to fulfill its obligations under the Subscription Agreement, or, as long as the party is not in breach of the Subscription Agreement, upon the material breach by the other party of any covenant or agreement or upon a representation or warranty given by the other party becoming untrue so that certain closing conditions cannot be met.

Press Release

On December 21, 2016, the Company and Incyte issued a press release regarding the Collaboration Agreement and the Subscription Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding collaboration activities and process, the amount and timing of potential milestone and royalty payments and the consummation and timing of the transactions contemplated by the Collaboration Agreement and the Subscription Agreement.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: we have incurred significant losses, are not currently profitable and may never become profitable; our need for additional funding, which may not be available and which may require us to restrict our operations or require us to relinquish rights to our technologies or bispecific antibody candidates; potential delays in regulatory approval, which would impact the ability to commercialize our product candidates and affect our ability to generate revenue; the unproven approach to therapeutic intervention of our Biclonics® technology; potential difficulties in validating and developing companion diagnostics, which could harm our development strategy; our limited operating history; economic, political, regulatory and other risks involved with international operations; exchange rate fluctuations or abandonment of the euro currency; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; the unpredictable nature of our early stage development efforts for marketable drugs; potential adverse public reaction to the use of cancer immunotherapies; potential delays in enrollment of patients, which could affect the receipt of necessary regulatory approvals; our potential exposure to costly and damaging liability claims; post-marketing restrictions or withdrawal from the market; failure to obtain marketing approval internationally; compliance with environmental, health, and safety laws and regulations; anti-kickback, fraud, abuse, and other healthcare laws and regulations exposing us to potential criminal sanctions; recently enacted or future legislation; failure to compete successfully against other drug companies; potential competition from other drug companies if we fail to obtain orphan drug designation or maintain orphan drug exclusivity for our products; the possibility that governmental authorities and health insurers may not establish adequate reimbursement levels and pricing policies to support our products; the potential failure of our product candidates to be accepted on the market by the medical community; our lack of experience selling, marketing and distributing products and our lack of internal capability to do so; potential competition from biosimilars; our reliance on third parties to conduct our clinical trials and the potential for those third parties to not perform satisfactorily; our reliance on third parties to manufacture our product candidates, which may delay, prevent or impair our development and commercialization efforts; protection of our proprietary technology; our patents being found invalid or unenforceable; potential lawsuits for infringement of third-party intellectual property; adequate protection of our trademarks; our potential failure to obtain extensions of the terms of patents covering our products; potential difficulties protecting our intellectual property rights in certain jurisdictions; changes in United States patent law; protection of the confidentiality of our trade secrets; claims asserting that we or our employees misappropriated a third-party’s intellectual property or otherwise claiming ownership of what we regard as our intellectual property; compliance with patent regulations; potential system failures; our ability to attract and retain key personnel; managing our growth could result in difficulties; the price of our common stock may fluctuate substantially; certain of our shareholders and members of our management board own a majority of our outstanding shares and exercise significant control over us; a significant portion of our total outstanding shares are eligible to be sold into the market; provisions of our Articles of Association or Dutch corporate law might deter favorable acquisition bids for us or prevent a beneficial change of control; we may lose our foreign private issuer status and incur significant expenses as a result; and unfavorable or lacking analyst research or reports might cause the price of our common shares to decline.

These and other important factors discussed under the caption “Risk Factors” in our final prospectus filed with the Securities and Exchange Commission (“SEC”) on May 20, 2016 relating to our Registration Statement on Form F-1, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this Report. Any such forward-looking statements represent management’s estimates as of the date of this Report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: December 21, 2016	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: Chief Executive Officer

	By:	/s/ Shelley Margetson
Name: Shelley Margetson
Title: Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release of Merus N.V. and Incyte, dated December 21, 2016.